Exhibit 1

For immediate release

September 6, 2007

CW Media Inc. files notice of shares in Score Media Inc.

Toronto, Ontario - CW Media Inc. announced today that on August 15, 2007, as a result of the amalgamation of Alliance Atlantis Communications Inc. (“AACI”) with AA Acquisition Corp. and by operation of law, it acquired control and ownership of 21,460,902 Class A Subordinate Voting Shares and 4,434 Special Voting Shares, representing approximately 22.3% and 44.3%, respectively, of the issued and outstanding shares of such class of shares of Score Media Inc.

CW Media’s interest in Score Media Inc. has been acquired as a result of the transactions involving the acquisition of all of the issued and outstanding shares of AACI.

CW Media Inc. is an indirect wholly-owned subsidiary of CW Investments Co. and an indirect subsidiary of CanWest Global Communications Corp. (“CanWest”). CanWest MediaWorks Inc. (“CMI”), through a wholly-owned subsidiary, holds two-thirds of the voting shares of CW Investments Co. and the remaining voting interests in CW Investments Co. are held by entities controlled by GS Capital Partners VI Fund, L.P.

CanWest holds 4,100,000 Class A Subordinate Voting Shares of Score Media Inc. which, together with 21,460,902 Class A Subordinate Voting Shares held by CW Media, represent approximately 26.56% of the issued and outstanding Class A Subordinate Shares. Pursuant to applicable disclosure requirements, CW Media and CanWest indicate that they may sell acquire additional shares of Score Media Inc. depending on market and other conditions.

About CanWest Global Communications Corp.

CanWest Global Communications Corp. www.canwestglobal.com), an international media company listed on the TSX (trading symbols: CGS and CGS.A), is Canada’s largest publisher of English language daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, web sites, and radio stations and networks in Canada, New Zealand, Australia, Singapore, Indonesia, Turkey, the United States and the United Kingdom.

Further Information:

Debbie Hutton, Senior Vice President, Corporate Communications

(416) 383-2442 or dhutton@canwest.com